Exhibit 99.1

Skyline Announces Change in Strategy, New Management and First Acquisition in Critical Minerals Space

-	Appoints Paul Mann Executive Chairman to Lead New Strategic Direction for the Company

-	Company makes first Acquisition in Critical Minerals Space

Hong Kong, November 6, 2025 (GLOBE NEWSWIRE) – Skyline Builders Group Holding Limited (NASDAQ: SKBL), a Cayman Islands exempted company (the “Company”), today announced a number of strategic changes to the Company’s leadership, strategy and corporate headquarters.

Appointment of Paul Mann as Executive Chairman

Effective January 1, 2026, Paul E. Mann will become Executive Chairman of the Company. Mr. Mann has a 25-year career as an investor and entrepreneur. He is currently the Founder and Executive Chairman of ASP Isotopes Inc. (NASDAQ: ASPI) and Chairman of Quantum Leap Energy, a wholly owned subsidiary of ASPI. Prior to becoming Executive Chairman of ASPI, he was the Chief Executive Officer of ASPI, during which time he built the company to a greater than $1 billion market cap company which now employs over 200 people globally, has constructed three isotope enrichment facilities in Africa and entered into multiple supply agreements with global companies for the supply of isotopes that will enable next generation semiconductors, healthcare and nuclear energy. He has spent more than 15 years as an investor working at institutions including Morgan Stanley, Soros Fund Management and Highbridge Capital Management. He is a U.K. citizen and graduated from Cambridge University with an MA and an MEng in Chemical Engineering, and he is a CFA Charterholder.

In the Executive Chairman role, Mr. Mann will have the responsibility of working with the Company’s Chief Executive Officer and Board of Directors (the “Board”), for: the overall leadership and strategic direction of the Company; providing guidance and support to senior management of the Company; and the coordination of the activities of the Board.

New Strategic Direction for the Company

During the last three months the Company has raised over $40 million from institutional investors including $2.5 million from Quantum Leap Energy LLC (a company controlled by Mr. Mann), and $3.5 million from Mr. Mann individually.

The Company seeks to become a highly strategic supplier of critical minerals and nuclear fuels with several acquisitions and strategic partnerships identified. The Company will focus on supplying customers in the United States preferentially over customers in other regions to ensure that US customers have access to the critical materials they require.

The Energy Act of 2020 defines a “critical material” as:

●	Any non-fuel mineral, element, substance, or material that the Secretary of Energy determines: (i) has a high risk of supply chain disruption; and (ii) serves an essential function in one or more energy technologies, including technologies that produce, transmit, store, and conserve energy; or

●	Any mineral, element, substance, or material designated as critical by the Secretary of the Interior, acting through the director of the U.S. Geological Survey.

Critical minerals include elements such as cerium, praseodymium, neodymium, gadolinium, tin, tungsten and lithium.

The U.S. is highly reliant on foreign imports of critical minerals. Potential supply disruptions could pose potentially significant risks to national security and economic stability, as many of these minerals are crucial for defense and clean energy technologies. The reliance on foreign owned entities for critical minerals has become an increasing concern for many western countries including the U.S.

The Acquisition of the First Critical Minerals Asset

On Friday, October 31, 2025 the Company entered into a unit purchase agreement with a privately held Delaware limited liability company that has significant critical minerals assets in Asia (the “LLC”). As a result, the Company purchased an approximate 20% interest in the LLC for $20 million.

Given the confidential nature of this investment and certain government approvals that are outstanding, the Company will provide further information as to this investment as soon as these approvals have been obtained, which is expected to occur during 4Q 2024.

The Company currently is negotiating multiple other opportunities in the critical minerals sector.

Relocation of Company’s Headquarters to Washington D.C.

With the Company’s strategic shift to becoming a supplier of strategic critical materials to the United States, the Company expects to move its headquarters from Hong Kong to Washington D.C., and to form a new wholly owned subsidiary focused on its critical minerals business.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Skyline Builders Group Holding Limited

Investor Relations Department

Email: ir@skylinebuilders.cc